                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM __________________ TO __________________

                         COMMISSION FILE NUMBER 33-42194


                        POOL COMPANY 401(K) SAVINGS PLAN

        (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW)


                            POOL ENERGY SERVICES CO.
                              10375 RICHMOND AVENUE
                              HOUSTON, TEXAS 77042

         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                 THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES)

POOL COMPANY 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                              PAGE
INDEPENDENT AUDITORS' REPORT                                                                    3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1997                            4

   Statement of Net Assets Available for Benefits, December 31, 1996                            5

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1997                                                                          6

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1996                                                                          7

   Notes to Financial Statements                                                                8

SUPPLEMENTAL SCHEDULES:

   Item 27a - Assets Held for Investment, December 31, 1997                                    12

   Item 27d - Reportable Transactions for the Year Ended December 31, 1997                     13

   Item 27b - Loans or Fixed Income Obligations for the Year Ended December 31, 1997           14

Schedules other than those listed above have been omitted because of the absence of the conditions under which they are required.

[DELOITTE &
  TOUCHE LLP LETTERHEAD]
--------------------------------------------------------------------------------
           [LOGO]



INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of the
    Pool Company 401(k) Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Pool Company 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1997, (2) reportable transactions for the year ended December 31, 1997 and (3) loans or fixed income obligations for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Houston, Texas
May 15, 1998

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                             FUNDS
                                               -------------------------------------------------------------------
                                                                                                          NEW
                                                 STABLE          NEW         EQUITY        CAPITAL       AMERICA
                                                 VALUE         INCOME        INCOME     APPRECIATION     GROWTH
ASSETS -
   Interest receivable
                                               -----------   -----------   -----------   -----------   -----------

   Investments (at fair value):
      T. Rowe Price mutual funds               $ 5,564,477   $ 1,012,038   $ 7,464,987   $ 2,914,070   $ 5,292,335
      Pool Energy Services Co. common stock
      Participant loans
                                               -----------   -----------   -----------   -----------   -----------

                      Total                      5,564,477     1,012,038     7,464,987     2,914,070     5,292,335
                                               -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS              $ 5,564,477   $ 1,012,038   $ 7,464,987   $ 2,914,070   $ 5,292,335
                                               ===========   ===========   ===========   ===========   ===========


                                                                 FUNDS
                                               -------------------------------------------
                                                  PRIME       POOL ENERGY
                                                 RESERVE      SERVICES CO.     PARTICIPANT
                                                  FUND        COMMON STOCK        LOANS           TOTAL
ASSETS -                                       $     3,618                                    $      3,618
   Interest receivable                         -----------     -----------     -----------    ------------


   Investments (at fair value):                  1,923,827                                      24,171,734
      T. Rowe Price mutual funds                               $ 2,165,233                       2,165,233
      Pool Energy Services Co. common stock                                    $ 1,245,819       1,245,819
      Participant loans                        -----------     -----------     -----------    ------------

                                                 1,923,827       2,165,233       1,245,819      27,582,786
                      Total                    -----------     -----------     -----------    ------------

                                               $ 1,927,445     $ 2,165,233     $ 1,245,819    $ 27,586,404
NET ASSETS AVAILABLE FOR BENEFITS              ===========     ===========     ===========    ============

See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                                FUNDS
                                               ---------------------------------------------------------------------
                                                                                                          NEW
                                                  STABLE        NEW        EQUITY         CAPITAL       AMERICA
                                                  VALUE       INCOME       INCOME      APPRECIATION     GROWTH
ASSETS:
   Receivables:
      Employer contributions                   $      667   $     266    $      550     $      351    $      610
      Employee contributions                       22,819       5,716        23,850         11,652        22,969
                                               ----------   ---------    ----------     ----------    ----------

                   Total                           23,486       5,982        24,400         12,003        23,579
                                               ----------   ---------    ----------     ----------    ----------

   Investments (at fair value):
      T. Rowe Price mutual funds                4,624,066     911,150     5,075,375      2,313,762     4,085,982
      Pool Energy Services Co. common stock
      Participant loans


                   Total                        4,624,066     911,150     5,075,375      2,313,762     4,085,982
                                               ----------   ---------    ----------     ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS              $4,647,552   $ 917,132    $5,099,775     $2,325,765    $4,109,561
                                               ==========   =========    ==========     ==========    ==========


                                                                 FUNDS
                                               --------------------------------------------
                                                 PRIME        POOL ENERGY
                                                RESERVE       SERVICES CO.     PARTICIPANT
                                                 FUND         COMMON STOCK        LOANS         TOTAL
ASSETS:
   Receivables:
      Employer contributions                                   $      257                   $     2,701
      Employee contributions                                        5,110                        92,116
                                               ---------       ----------       ---------   -----------

                   Total                                            5,367                        94,817
                                               ---------       ----------       ---------   -----------

   Investments (at fair value):
      T. Rowe Price mutual funds               $ 626,457                                     17,636,792
      Pool Energy Services Co. common stock                     1,322,822                     1,322,822
      Participant loans                                                         $ 264,114       264,114
                                                                                ---------   -----------

                   Total                         626,457        1,322,822         264,114    19,223,728
                                               ---------       ----------       ---------   -----------

NET ASSETS AVAILABLE FOR BENEFITS              $ 626,457       $1,328,189       $ 264,114   $19,318,545
                                               =========       ==========       =========   ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                            FUNDS
                                               ---------------------------------------------------------------
                                                                                                         NEW
                                                  STABLE        NEW        EQUITY         CAPITAL      AMERICA
                                                  VALUE       INCOME       INCOME      APPRECIATION    GROWTH
ADDITIONS:
   Employer contributions                      $ 77,623     $ 26,510      $ 82,261       $ 46,077     $ 86,598
   Employee contributions                       822,261      269,616     1,022,581        515,309      975,168
   Dividends and interest                       345,139       69,948       749,302        369,035      268,185
   Net appreciation of investments (Note 4)                   19,552       879,436         42,070      667,291
   Transfer of R & H Well Service, Inc.
      Employee Profit Sharing Plan assets
                                            -----------  -----------   -----------    -----------  -----------

                Total                         1,245,023      385,626     2,733,580        972,491    1,997,242

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                (571,017)     (72,678)     (352,411)      (177,500)    (417,051)

INTERFUND TRANSFERS                             242,919     (218,042)      (15,957)      (206,686)    (397,417)
                                            -----------  -----------   -----------    -----------  -----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                 916,925       94,906     2,365,212        588,305    1,182,774

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                          4,647,552      917,132     5,099,775      2,325,765    4,109,561
                                            -----------  -----------   -----------    -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $ 5,564,477  $ 1,012,038   $ 7,464,987    $ 2,914,070  $ 5,292,335
                                            ===========  ===========   ===========    ===========  ===========


                                                                 FUNDS
                                            ----------------------------------------------
                                                  PRIME       POOL ENERGY
                                                 RESERVE      SERVICES CO.   PARTICIPANT
                                                  FUND        COMMON STOCK      LOANS          TOTAL
ADDITIONS:
   Employer contributions                                        $ 26,888                    $ 345,957
   Employee contributions                                         268,241                    3,873,176
   Dividends and interest                      $ 12,809             6,026                    1,820,444
   Net appreciation of investments (Note 4)                       472,156                    2,080,505
   Transfer of R & H Well Service, Inc.
      Employee Profit Sharing Plan assets     1,923,827                                      1,923,827
                                            -----------       -----------   -----------   ------------

                Total                         1,936,636           773,311                   10,043,909

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                 (32,162)          (91,351)    $ (61,880)    (1,776,050)

INTERFUND TRANSFERS                            (603,486)          155,084     1,043,585
                                            -----------       -----------   -----------   ------------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                               1,300,988           837,044       981,705      8,267,859

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                            626,457         1,328,189       264,114     19,318,545
                                            -----------       -----------   -----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $ 1,927,445       $ 2,165,233   $ 1,245,819   $ 27,586,404
                                            ===========       ===========   ===========   ============


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                             FUNDS
                                               --------------------------------------------------------------------
                                                                                                         NEW
                                                   STABLE       NEW         EQUITY         CAPITAL      AMERICA
                                                   VALUE      INCOME        INCOME      APPRECIATION    GROWTH
ADDITIONS:
   Employer contributions                         $ 71,411   $ 20,035      $ 63,138       $ 34,452     $ 60,207
   Employee contributions                          519,647    195,464       613,223        333,731      588,922
   Dividends and interest                          288,928     55,934       315,725        216,546      344,410
   Net appreciation (depreciation) of
      investments (Note 4)                                    (38,238)      481,759         98,419      290,851
                                               -----------  ---------   -----------    -----------  -----------

                Total                              879,986    233,195     1,473,845        683,148    1,284,390

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                   (672,664)   (68,774)     (316,032)      (166,681)    (306,671)

INTERFUND TRANSFERS                               (270,534)  (215,418)      308,039        (41,934)     260,064
                                               -----------  ---------   -----------    -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                          (63,212)   (50,997)    1,465,852        474,533    1,237,783

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                             4,710,764    968,129     3,633,923      1,851,232    2,871,778
                                               -----------  ---------   -----------    -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $ 4,647,552  $ 917,132   $ 5,099,775    $ 2,325,765  $ 4,109,561
                                               ===========  =========   ===========    ===========  ===========


                                                                 FUNDS
                                               -----------------------------------------
                                                 PRIME        POOL ENERGY
                                                RESERVE       SERVICES CO.   PARTICIPANT
                                                 FUND         COMMON STOCK      LOANS         TOTAL
ADDITIONS:
   Employer contributions                                        $ 17,392                   $ 266,635
   Employee contributions                                         134,187                   2,385,174
   Dividends and interest                       $ 34,928              434                   1,256,905
   Net appreciation (depreciation) of
      investments (Note 4)                        (3,159)         464,016                   1,293,648
                                               ---------      -----------     ---------  ------------

                Total                             31,769          616,029                   5,202,362

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                 (173,450)         (88,038)    $ (80,791)   (1,873,101)

INTERFUND TRANSFERS                              (97,232)         218,925      (161,910)
                                               ---------      -----------     ---------  ------------

INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                       (238,913)         746,916      (242,701)    3,329,261

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                             865,370          581,273       506,815    15,989,284
                                               ---------      -----------     ---------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $ 626,457      $ 1,328,189     $ 264,114  $ 19,318,545
                                               =========      ===========     =========  ============


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the Pool Company 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, intended to qualify under Sections 401(a), 401(k), 401(m) and 501(a) of the Internal Revenue Code (the "Code"), which is maintained for eligible employees of Pool Company and its participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The effective date of the Plan was January 1, 1991.

      During 1997, the Plan was amended to include as eligible employers certain entities that had been acquired by the Company in 1997. Certain benefit plans maintained by these entities were or will be terminated or merged into the Plan, and eligible participants in the prior plans will become eligible to participate in the Plan upon meeting the eligibility requirements. Eligible assets of the terminated plans were distributed to the participants, rolled into the Plan or rolled into other qualified plans depending on the participants' direction. All other assets of the merged or terminated plans were or will be merged or transferred into the Plan. The Plan was further amended to accept existing participant loans, subject to their originating terms, transferred in from a new eligible employer.

      THE TRUST - The Pool Company 401(k) Savings Plan Trust (the "Trust") was established effective January 1, 1991, to hold and invest the contributions made by the Company and participants under the Plan. T. Rowe Price Trust Company (the "Trustee") manages the Trust and maintains individual accounts for each participant.

      PARTICIPANT LOANS - During 1997, the Plan was amended to allow participant loans, subject to the provisions as set forth in the Plan. Prior to this amendment, the Plan only accepted existing participant loans, subject to their originating terms, transferred in from an acquired employer. Loan transactions are treated as a transfer to (from) the applicable investment fund (from) to the participant loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Interest rates range from 9% to 11%. Principal and interest are paid ratably through monthly payroll deductions.

      ALLOCATION OF INVESTMENT INCOME - The net earnings or loss of each fund within the Trust, including capital gains or losses whether or not realized, are allocated to individual participant accounts in that fund based on the ratio that the value of each participant's account bears to the value of all accounts in that fund as of the valuation date.

      ELIGIBILITY - All full-time and part-time employees of the Company not covered by a collective bargaining agreement who have attained the age of 21 and completed one year of service are eligible to participate in the Plan. Effective January 1, 1999 the age requirement will be discontinued.

      CONTRIBUTIONS - Employees may contribute, on a pretax basis, up to 12% of their annual compensation, subject to limitations set forth in the Plan. Employee contributions (and the related employer-matching contribution) are directed to the various available investment options by the employee and may be changed at any time at the employee's request. The Company is currently matching 25% of the first $1,000 of each employee's annual contribution. Company contributions are voluntary and may be terminated or amended at any time. Effective January 1, 1999, the pretax employee contribution limitation will be raised to 20% of eligible compensation and the Company will match 100% of the first 3% of a participants compensation contributed to the Plan and 50% of the next 2%. The matches will be in Pool Energy Services Co. stock.

      VESTING - Participants are 100% vested in the balance resulting from their employee contributions and resultant net earnings or loss. Vesting in the employer-matching contribution account is based on a participant's total years of service as follows:


             YEARS OF SERVICE                      VESTING PERCENTAGE

                    1                                        0
                    2                                       25
                    3                                       50
                    4                                       75
                5 or more                                  100


      Effective January 1, 1999 participants will become fully vested in the employer-matching contribution account.

      WITHDRAWALS - Withdrawals prior to the age of 65 are allowed only at the termination of employment, on a hardship basis subject to Internal Revenue Service regulations, or for the purpose of a participant loan.

      FORFEITURES - At December 31, 1997, unallocated forfeitures of $452 were held in various funds and are available to reduce future employer contributions.

      TERMINATION OF THE PLAN - The Company may discontinue contributions or amend or terminate the Plan at any time subject to provisions set forth in ERISA. If the Plan is terminated, participants will become fully vested in Company contributions and resultant net earnings or loss and distributions will be made to participants and beneficiaries in proportion to their account balances after payment of expenses properly chargeable to the Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared using the accrual basis of accounting.

      INVESTMENTS - Investments for all funds except for the Stable Value Fund are stated at fair value as determined by reference to published market quotations. At December 31, 1997 and 1996, the guaranteed investment contracts held by the Plan in the Stable Value Fund were valued at contract value as determined by the Trustee pursuant to the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans" ("SOP 94-4"). According to the provisions of SOP 94-4, the contracts for this plan have been deemed to be benefit responsive. As such, the contracts are presented at contract value on the statement of net assets available for benefits. During and at the year ended December 31, 1997 and 1996, contract value approximated fair value.

     The investment options are as follows:

         Stable Value Fund - This fund invests in Guaranteed Investment Contracts (GIC's) issued by highly rated insurance companies.

         New Income Fund - This fund invests in high quality Treasury and other U.S. government securities, corporate bonds, and mortgage backed securities.

         Equity Income Fund - This fund invests in common stocks of established companies primarily for their substantial dividend income and, secondarily, their long-term capital appreciation.

         Capital Appreciation Fund - This fund invests in common stocks, convertible securities, bonds, and money market instruments believed to have the potential for long-term growth while reducing the fund's exposure to market declines.

         New America Growth Fund - This fund invests in stocks of established and emerging companies expected to have superior earning growth, and which operate primarily in the service sector.

         Pool Energy Services Co. Common Stock Fund - This fund invests in common stocks of Pool Energy Services Co.

         Prime Reserve Fund - This fund invests primarily in U.S. government securities, commercial paper and bank notes for the preservation of principal investment. The fund is temporarily established to hold the funds of certain participants which were rolled into the Plan pending reallocation into other funds. No other contributions are allowed.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     Individual investments that exceeded 5% of net assets available for benefits as of December 31, 1997 and 1996 were as follows:

                                                       1997              1996
T. Rowe Price*:
   Stable Value Fund                               $ 5,564,477       $ 4,624,066
   Equity Income Mutual Fund                         7,464,987         5,075,375
   Capital Appreciation Mutual Fund                  2,914,070         2,313,762
   New America Growth Mutual Fund                    5,292,335         4,085,982
   Prime Reserve Fund                                1,923,827
Pool Energy Services Co. Common Stock*               2,165,233         1,322,822

* Party-in-interest

4.   NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

     Net appreciation (depreciation) of investments consisted of the following:

                                                                         1997           1996
Proceeds from sale of Pool Energy Services Co. ("PESCO")
   common stock                                                       $1,067,643     $  495,965
Carrying value of PESCO common stock at time of sale                     809,410        390,433
                                                                      ----------     ----------

Realized gain on sale of PESCO common stock                              258,233        105,532

Unrealized appreciation (depreciation) of PESCO common stock             213,923        358,484

Net investment gain (loss) from registered investment
   companies (T. Rowe Price)                                           1,608,349        829,632
                                                                      ----------     ----------

Total                                                                 $2,080,505     $1,293,648
                                                                      ==========     ==========




5.    FEDERAL INCOME TAXES

      The Plan obtained a favorable determination letter from the Internal Revenue Service in 1992 stating that the Plan qualifies under Section 401(a) of the Code. Accordingly, earnings of the Plan are exempt from federal income taxes, and employees' contributions to the Plan are a reduction of the Company's income for federal income tax purposes, subject to applicable limitations. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.    ADMINISTRATIVE EXPENSES

      The Company may pay all expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not required to do so. Any such expenses not paid by the Company shall be paid by the Plan. The Company incurred administrative expenses of $53,336 and $49,053 in 1997 and 1996, respectively.

7.    PARTIES-IN-INTEREST

      Both the Company and the Trustee are parties-in-interest to the Plan as defined in Section 406 of ERISA.

                                     ******

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
DECEMBER 31, 1997


-------------------------------------------------------------------------------------------------
                                                  NUMBER OF       ORIGINAL          FAIR
            DESCRIPTION OF ASSET                 SHARES/UNITS       COST            VALUE
T. Rowe Price*:
   Stable Value Fund                              5,564,477     $ 5,564,477     $ 5,564,477
   New Income Mutual Fund                           111,581         995,927       1,012,038
   Equity Income Mutual Fund                        286,344       6,065,986       7,464,987
   Capital Appreciation Mutual Fund                 198,101       2,835,396       2,914,070
   New America Growth Mutual Fund                   119,763       4,328,656       5,292,335
   Prime Reserve Fund                             1,923,827       1,923,827       1,923,827
Pool Energy Services Co. Common Stock*               97,261       1,597,895       2,165,233
Participant Loans                                                 1,245,819       1,245,819
                                                                -----------     -----------

TOTAL                                                           $24,557,983     $27,582,786
                                                                ===========     ===========


*Party-in-interest

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


------------------------------------------------------------------------------------------------------------------------------------


                                                       PURCHASES                                    SALES
                                             -------------------------------  ------------------------------------------------------
                                                 NUMBER                        NUMBER
                                               OF SHARES        COST         OF SHARES      PROCEEDS      ORIGINAL         GAIN
                                                OR UNITS       (1) (2)        OR UNITS       (1) (3)        COST          (LOSS)
I.   SINGLE TRANSACTION
     T. Rowe Price* -
        Prime Reserve Fund                     1,923,827     $ 1,923,827

II.  SERIES OF TRANSACTIONS IN THE
        SAME SECURITY

     T. Rowe Price*:
        Stable Value Fund                      3,060,531       3,060,531      2,114,774    $ 2,114,774    $ 2,114,774
        Equity Income Mutual Fund                112,328       2,808,067         51,156      1,297,891      1,087,856    $ 210,035
        Capital Appreciation Mutual Fund          98,738       1,522,416         60,538        964,177        907,941       56,236
        New America Growth Mutual Fund            51,961       2,169,086         38,687      1,630,025      1,431,918      198,107
        Prime Reserve Fund                     1,923,827       1,923,827
     Pool Energy Services Co. Common Stock*       62,440       1,436,712         51,216      1,067,643        665,570      402,073


The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Annual Reporting Requirements of the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1997 was used to determine those transactions requiring disclosure.

(1) These amounts were equal to the current value of the assets on the transaction date.
(2) Cost of purchases includes expenses incurred on transactions (e.g., commissions and transfer fees).
(3) Proceeds are net of expenses incurred on transactions.

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27b - SUPPLEMENTAL SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------------



                      ORIGINAL      AMOUNT RECEIVED
                       AMOUNT        DURING YEAR                                                        AMOUNT OVERDUE
                                 ---------------------    UNPAID BALANCE AT    DESCRIPTION       ---------------------------
         OBLIGOR      OF LOAN    PRINCIPAL    INTEREST    DECEMBER 31, 1997      OF LOAN         PRINCIPAL          INTEREST

Jerry A. Goodman      $ 1,937                                  $ 472         Participant loan      $ 472              $ 28

                                    EXHIBITS


ITEM                                                                                 PAGE
----                                                                                 ----

23.1     Written consent of Deloitte & Touche LLP dated June 26, 1998                 16




                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      POOL COMPANY 401(k) SAVINGS PLAN
                                      (Name of Plan)


Date:  June 26, 1998                  BY: /s/ E.J. SPILLARD
                                         --------------------------------------
                                         E. J. Spillard
                                         Senior Vice President, Finance for
                                         Pool Company, Plan Administrator

                               INDEX TO EXHIBITS



ITEM
----

23.1     Written consent of Deloitte & Touche LLP dated June 26, 1998